

March 28, 2013

Via E-mail
Mr. Takuya Kozuki
Representative Director, President
Konami Corporation
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323
Japan

> **Re:** **Konami Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed July 25, 2012**
> **File No. 001-31452**

Dear Mr. Kozuki:

We have reviewed your letter dated March 8, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 4, 2013.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Comparison of Fiscal 2012 with Fiscal 2011

Net Revenues, page 75

1.   We note in your response to prior comment 2 that you believe disclosure of the number of total registered members is meaningful to investors. Please clarify why you believe disclosure of the number of total paying registered members and changes thereof would not be meaningful to investors. In this regard, it would appear that trends in paying players who are currently generating your revenues would be relevant information to an

investor. Further, to the extent you do disclose data regarding the number of registered users and paying users, please confirm that you will disclose how such amounts are determined.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-15

2.   Your response to prior comment 3 indicates that the platform provider establishes the price/exchange rate for the virtual currency; however, you determine how many units of virtual currency are necessary for the purchase of the virtual goods. Please clarify why you do not have the ability to set the price for the virtual goods considering that you determine how many units of virtual currency are necessary for the purchase of the virtual goods.

3.   We note your response to prior comment 4. Please clarify whether your data includes only paying players, (i.e., players who elect to purchase virtual goods), or all players. If it includes all players, tell us why you believe the playing patterns of all players are similar to the playing patterns of paying players. Further, please clarify how your methodology is representative of the average period of time between the date a player first purchases a virtual good and the date the player ceases to play a game. In this regard, we note your statement that you estimate the playing period simply by averaging all available data in order to determine the average playing period. Please clarify the specific data that you use, how you determine when a player has ceased to play a game, and how you calculate the average player life.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief